Contact

www.linkedin.com/in/brianne-mees
(LinkedIn)

Brianne Mees

CEO at Tender Loving Empire
Portland, Oregon, United States

Summary

I am an entrepreneur and arts enthusiast living in beautiful Portland, Oregon. I have devoted the last 16 years to creating and growing Tender Loving Empire from a small mom and pop retail operation and hobby record label into a multi-million dollar company with 6 locations, an e-commerce business and an internationally distributed record label. I have been involved in shaping almost every aspect of TLE, including buying, visual merchandising, operations management, bookkeeping, branding, product development, HR/hiring, administration, marketing and growth. Prior to founding TLE in 2007, with my husband Jared, I earned a BA in Psychology in California and spent the early years of my career working with children and families in the social work field.

Experience

Tender Loving Empire
CEO
June 2007 - Present (18 years 2 months)